

April 2, 2015

<u>Via Email</u>
Craig A. Sheldon
Chief Financial Officer and Treasurer
Cantel Medical Corp.
150 Clove Road
Little Falls, New Jersey 07424

> **Re: Cantel Medical Corp.**
> **Form 10-K for Fiscal Year Ended July 31, 2014**
> **Filed September 29, 2014**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2015**
> **Filed March 12, 2015**
> **Form 8-K Dated March 12, 2015**
> **Filed March 12, 2015**
> **File No. 001-31337**

Dear Mr. Sheldon:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended January 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 47

1.   We see that here and in your earnings release for the quarter ended January 31, 2015 you present non-GAAP financial measures and related reconciliations required by Item 10(e) of Regulation S-K in the form of non-GAAP income statements. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP

income statement for purposes of reconciling non-GAAP financial measures to the most directly comparable GAAP financial measures.

Form 8-K Dated March 12, 2015

2.   We see disclosure about adjusted net income growth in the heading to the earnings release. Tell us how this disclosure considers the guidance from Item 10(e)(1)(i)(A) of Regulation S-K. In that regard, tell us how you present a measure of the change in net income using operating results determined according to GAAP with equal or greater prominence.

3.   We see the reference to net debt on page 2 of the earnings release. In future releases please describe how you define net debt and provide the relevant disclosures from Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief